AB 4/5

*AB 3/19

12014198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 14 2012

Washington, DC 122

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BARDESCO SECURITIES, INC. BRADESCO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 PARK AVENUE - 32nd FLOOR
(No. and Street)

NEW YORK	N.Y.	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	N.Y.	10054
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ad 3/26

OATH OR AFFIRMATION

I, ISABELA BEHAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRADESCO SECURITIES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me and personally known on this 13th day of March 2012

ELI WISHNIVETSKI
Notary Public - State of New York
No. 02WI6253759
Qualified in New York County
My Commission Expires Jan. 3, 2016

Notary Public

Signature

Manager & Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

Schedules Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

PUBLIC DOCUMENT

Purusant to rule 17a-5 Under the Securities
and Exchange Act of 1934

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Table of Contents

SEC
Mail Processing
Section

MAR 14 2012

Washington, DC
123

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bradesco Securities, Inc.:

We have audited the accompanying statement of financial condition of Bradesco Securities, Inc. (the "Company") (a wholly-owned subsidiary of Banco Bradesco S.A.) as of December 31, 2011, that you are filling pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Bradesco Securities, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplementary information contained in Schedule 1 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

March 13, 2012

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	7,705,664
Receivables from clearing organization		5,218,600
Securities owned, at fair value		11,982,723
Equipment and leasehold improvements net of accumulated depreciation of $350,320		504,486
Receivables from affiliates		2,022,361
Deferred tax assets		147,603
Other assets		88,887
Total assets	$	27,670,324

Liabilities and Stockholder's Equity

Liabilities:		
Taxes payable	$	625,121
Accounts payable, accrued expenses, and other liabilities		2,088,891
Total liabilities		2,714,012
Commitments and contingent liabilities		
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued and outstanding 11,000 shares		11,000
Additional paid-in capital		21,989,000
Accumulated earnings		2,956,312
Total stockholder's equity		24,956,312
Total liabilities and stockholder's equity	$	27,670,324

See accompanying notes to financial statements.

(1) Description of Business

Bradesco Securities, Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and is a nonclearing member of the Financial Industry Regulatory Authority, Inc. (FINRA). During the normal course of business, the Bank, together with affiliated companies, provide and account for a significant portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco SA Corretors (Corretora). The Company's business consists of performing certain execution services for institutional clients in transactions in the U.S. capital markets. Securities transactions are made on a DVP/RVP (delivery versus payment basis/receipt versus payment) basis. The Company also functions in the capacity of a placement agent in private offerings.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition that would have existed if the Company had operated as an unaffiliated company (see note 4).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from those estimates.

(c) Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments held in the ordinary course of business, with original maturities of less than ninety days that include cash and deposits held with affiliates and other financial institutions.

(d) Clearing Arrangements

The Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis as outlined in the clearing agreement between the Company and its correspondent clearing broker.

(e) Securities and Securities Transactions

Investment securities owned, representing U.S. dollar denominated Euro Bonds (Euro Bonds), are carried at fair value.

Receivables from the Company's clearing broker include certain deposits and amounts receivable from the clearing organization relating to commissions. These receivables are recorded in the Statement of Financial Condition.

(f) Deferred Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences. Differences between the carrying amounts of existing assets and liabilities on the financial statement and their respective tax bases are attributable to these deferrals. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company has adopted the guidance on accounting for uncertainty in income taxes. This guidance requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statements of financial condition.

(g) Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Equipment is depreciated using the straight-line method, based on the estimated useful life. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the terms of the respective lease.

(h) Fair Value of Financial Instruments

Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis.

GAAP outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

(Continued)

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

ASC Topic 820 – Fair Value Measurement

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS", an update to ASC Topic 820 – Fair Value Measurement. ASU 2011-04 results in common fair value measurement and disclosure requirements in US GAAP and IFRS. The amendments in ASU 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU 2011-04 also requires additional disclosures about fair value measurements. ASU 2011-04 is required to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 on January 1, 2012 is not expected to have a material impact the Company's financial condition.

(3) Fair Value of Assets and Liabilities

As of December 31, 2011, the Company has investments in Euro Bonds of $11,982,723 stated at fair value, with maturities from July 2, 2013 to January 11, 2016. These investments are held by the custodian Banco Bradesco Grand Cayman. At December 31, 2011, $4,872,313 of these securities

are invested in Euro Bonds issued by Petroleo Brasileiro S/A – PETROBRAS, and $7,110,410 issued by Vale Overseas Limited – VALEBZ.

The fair values of the Euro Bonds are considered to be Level 2 on the fair value hierarchy, which is based on quoted prices. The Company's management continuously reviews the instruments in order to determine the fair value level that should be applied to those investments.

The Company did not have any assets that would be reported in Level 3 at December 31, 2011

Transfers between Level 1 and Level 2

There were no transfers between level 1 and level 2 during the year ended December 31, 2011.

(4) Transactions with Related Parties

During the normal course of business, the Bank, together with affiliated companies, provide and account for a portion of the Company's business activities. The Company assists in the marketing of IPO securities on behalf of the Bank and distributes the Bank's research outside Brazil. The Company also provides services by acting as an intermediary for securities purchases and sales by introducing institutional clients to Bradesco S.A. Corretora (Corretora).

At December 31, 2011, cash and cash equivalents included in the accompanying Statement of Financial Condition consists of deposits and operating accounts with the Branch and amounted to $3,224,210.

(5) Equipment and Leasehold Improvements

The Company's equipment and leasehold improvements, at December 31, 2011, are summarized as follows:

Equipment	$	528,478
Furniture and fixtures		326,328
Less accumulated depreciation and amortization		(350,320)
Total	$	504,486

(6) Employee Benefit Plan

The Company has a 401(k) Plan under the Branch whereby employees voluntarily participate in the Plan. Employees may contribute up to 15% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 100% of the first 5% of the employees' contribution, and then management has the ability to make discretionary contributions above the matching contribution. However, matching contributions cannot exceed defined limits set by the Bank.

(7) Deferred Taxes

The components of the deferred tax assets and liabilities at December 31, 2011 are summarized as follows:

Deferred tax assets:		
Accrued Bonuses	$	717,599
Capital loss		671,672
Less valuation allowance		(671,672)
Deferred tax asset net of valuation allowance	$	717,599
Deferred tax liability:		
Unrealized gain/loss	$	(396,006)
Depreciation		(173,990)
Total deferred tax liability		(569,996)
Net deferred tax assets (liability)	$	147,603

At December 31, 2011, the Company had capital loss carryovers of $1,488,528 related to losses on principal transactions. The Company recorded a related deferred income tax asset of $671,672 and an offsetting valuation allowance. These carryovers are subject to annual limitations on utilization and they will begin to expire in 2012. The Company believes that these losses are likely to expire unutilized given the fact that such losses can only be utilized against capital gains. The Company does not currently intend to dispose of any assets that have unrealized capital gains.

The Company recorded a net deferred tax asset of $147,603 as of December 31, 2011 primarily relating to accrued bonuses. Based on anticipated future taxable income as well as taxable income in prior carryback years, the Company has not recorded a valuation allowance for its net deferred tax asset as of December 31, 2011 as management believes that the deferred tax asset is more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the deferred tax asset considered realizable could also be reduced.

The Company remains open to examination from either the federal, New York State, or New York City jurisdictions for years 2008 and forward. The Company does not anticipate any settlements that would result in a material change to its statement of financial condition.

(8) Concentration of Credit Risk

Credit risk is the amount of loss the Company would incur if a counterparty fails to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by clearing brokers pursuant to clearing agreements. The clearing brokers, as well as the Company, review the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(9) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2011, the Company had net capital of $6,941,832 which was $6,760,898 in excess of required net capital. Aggregate indebtedness as of December 31, 2011 was $2,714,012 resulting in a net capital percentage of 39.10%.

(10) Commitments and Contingent Liabilities

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

(11) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is difference from the contractual amount of the transaction.

(12) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2011 that would require recognition or disclosure in these financial statements through March 13, 2012, which is the issuance date of these financial statements.

Schedule I

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Total stockholder's equity	$	24,956,312
Nonallowable assets and charges:		
Nonallowable assets:		
Receivables from affiliates		5,246,571
Fixed assets		504,486
Other assets		236,490
Tentative net capital		18,968,765
Haircuts		12,026,933
Net capital	$	6,941,832
Total aggregate indebtedness	$	2,714,012
Minimum capital required – the greater of 6-2/3% of aggregate indebtedness of $180,934 or $100,000	$	180,934
Excess net capital		6,760,898
Percentage of aggregate indebtedness to net capital		39.10%

Note: There are no differences between the amounts presented above and the Company's corresponding unaudited part II of Form X-17a-5 as of December 31, 2011 as filed on March 13, 2012.

See accompanying independent auditors' report.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Exemption from SEC Rule 15c3-3

December 31, 2011

Statement of Exemption from Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying independent auditors' report.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To The Board of Directors
Bradesco Securities, Inc.:

In planning and performing our audit of the financial statements of Bradesco Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 13, 2012